UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Dynegy Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

26817G300
(CUSIP Number)

           December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

SCHEDULE 13G

CUSIP No.: 26817G300		Page 2 of 11 Pages

1.	Names of Reporting Persons. Altai Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	6,313,432
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	6,313,432
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,313,432
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person IA, PN

SCHEDULE 13G

CUSIP No.: 26817G300		Page 3 of 11 Pages

1.	Names of Reporting Persons. Altai Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	6,313,432
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	6,313,432
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,313,432
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person HC, OO

SCHEDULE 13G

CUSIP No.: 26817G300		Page 4 of 11 Pages

1.	Names of Reporting Persons. Steven V. Tesoriere
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	6,313,432
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	6,313,432
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,313,432
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person HC, IN

SCHEDULE 13G

CUSIP No.: 26817G300		Page 5 of 11 Pages

1.	Names of Reporting Persons. Rishi Bajaj
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	6,313,432
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	6,313,432
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,313,432
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person HC, IN

Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

Dynegy Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 Louisiana, Suite 5800, Houston, Texas 77002

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)
Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (the “Investment Manager”), which serves as the investment manager of certain investment funds;

ii)	Altai Capital Management, LLC, a Delaware limited liability company (“IMGP”), which serves as the general partner of Investment Manager;

iii)	Mr. Steven V. Tesoriere, who serves as a managing principal of Investment Manager and manager of IMGP; and

iv)	Mr. Rishi Bajaj, who serves as a managing principal of Investment Manager and manager of IMGP.

This Statement relates to Shares (as defined herein) held for the account of Altai Capital Master Fund, Ltd., (“ACMF”) a Cayman Islands exempted company. Investment Manager serves as investment manager to ACMF. Each of Investment Manager, IMGP, Mr. Tesoriere and Mr. Bajaj may be deemed to have voting and dispositive power over the Shares held for the account of ACMF.

Item 2(b).	Address of Principal Office or, if none, Residence:

The address of the principal business office of each Reporting Person is 152 West 57th Street, 10th Floor, New York, NY 10019.

Item 2(c).	Citizenship:

i)	Investment Manager is a Delaware limited partnership;

ii)	IMGP is a Delaware limited liability company;

iii)	Mr. Tesoriere is a citizen of the United States of America; and

iv)	Mr. Bajaj is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

26817G300

Page 7 of 11 Pages

Item3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) [X] An investment adviser in accordance with § 240.13d–1(b)(1)(ii)(E);

(g) [X] A parent holding company or control person in accordance with § 240.13d– 1(b)(1)(ii)(G).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2011, each of the Reporting Persons may be deemed the beneficial owner of 6,313,432 Shares held for the account of ACMF.

Item 4(b)	Percent of Class:

As of December 31, 2011, each of the Reporting Persons may be deemed the beneficial owner of approximately 5.1% of Shares outstanding. (There were 122,710,776 Shares outstanding as of November 8, 2011, according to the Issuer’s quarterly report on Form 10-Q for the quarterly period that ended September 30, 2011.)

Item 4(c)	Number of Shares of which such person has:

Investment Manager, IMGP, Mr. Tesoriere, and Mr. Bajaj:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	6,313,432
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	6,313,432

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  ACMF has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Page 8 of 11 Pages

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2012

ALTAI CAPITAL MANAGEMENT, L.P. By: /s/ Steven V. Tesoriere Name: Steven V. Tesoriere Title: Managing Principal

ALTAI CAPITAL MANAGEMENT, LLC By: /s/ Steven V. Tesoriere Name: Steven V. Tesoriere Title: Manager

/s/ Steven V. Tesoriere
Name: Steven V. Tesoriere

/s/ Rishi Bajaj
Name: Rishi Bajaj

Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit No.		Page No.
A	Joint Filing Agreement	11

Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Dynegy Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Date:  February 13, 2012

ALTAI CAPITAL MANAGEMENT, L.P. By: /s/ Steven V. Tesoriere Name: Steven V. Tesoriere Title: Managing Principal

ALTAI CAPITAL MANAGEMENT, LLC By: /s/ Steven V. Tesoriere Name: Steven V. Tesoriere Title: Manager

/s/ Steven V. Tesoriere
Name: Steven V. Tesoriere

/s/ Rishi Bajaj
Name: Rishi Bajaj